EX. 99.28(d)(2)(vi)
Amendment

to Amended and Restated

Investment Sub-Advisory Agreement Between

Jackson National Asset Management, LLC

and Mellon Capital Management Corporation

This Amendment is made by and between Jackson National Asset Management, LLC, a Michigan limited liability company and registered investment adviser (“Adviser”), and Mellon Capital Management Corporation, a Delaware corporation and registered investment adviser (“Sub-Adviser”).

Whereas, the Adviser and Sub-Adviser entered into an Amended and Restated Investment Sub-Advisory Agreement effective as of the 1st day of December, 2012, as amended February 20, 2013, April 29, 2013, May 30, 2013, and September 16, 2013 (“Agreement”), whereby the Adviser appointed the Sub-Adviser to provide certain sub-investment advisory services to certain funds of JNL Variable Fund LLC.

Whereas, the parties have agreed to amend the following section of the Agreement:

Section 3. “Management”.

Now Therefore, in consideration of the mutual covenants herein contained, the parties hereby agree to amend the Agreement, as follows:

Delete, in its entirety, the first paragraph in Section 3. “Management” and replace it with the following paragraph:

3.
Management.  Subject always to the supervision of the Adviser, who is in turn subject to the supervision of the Fund’s Board of Managers, Sub-Adviser will furnish an investment program in respect of, and make investment decisions for, all assets of the Funds and place all orders for the purchase and sale of securities, including foreign or domestic securities or other property (including financial futures and options of any type), all on behalf of the Funds.  Sub-Adviser is expressly authorized to cause the assets of the Funds to be invested in The Bank of New York Mellon Corporation stock. Adviser and/or the Funds’ custodian will handle matters relating to the Fund participating in any class action settlements and Sub-Adviser shall not have any obligations thereto.  Without Adviser’s prior consent to each transaction, Sub-Adviser shall have full discretionary authority as agent and attorney-in-fact, with full power of substitution and full authority in the Fund’s name, to (a) buy, sell, hold, exchange, convert or otherwise deal in any manner in any assets; (b) place orders for the execution of such assets and other transactions with or through such brokers, dealers, counter-parties, issuers, agents or arrangers as Sub-Adviser may select; (c) execute, on behalf of the Fund, such brokerage, derivatives, subscription and other agreements and documents (including, without limitation, ISDA, LSTA, and/or Master Securities Forward Transaction Agreement or MSFTA documentation) as Sub-Adviser deems necessary or appropriate in connection with the Fund’s investment activities; and (d) negotiate, enter into, make and perform any other contracts, agreements or other undertakings it may deem advisable in connection with the performance of the Sub-Adviser’s duties hereunder. In the performance of its duties, Sub-Adviser will satisfy its fiduciary duties to the Funds (as set forth below), and will monitor the Fund’s investments, and will comply with the provisions of the Fund's Certificate of Formation and Operating Agreement, as amended from time to time, and the stated investment objectives, policies and restrictions of the Funds as described in the Investment Objectives, outlined in the Prospectus and/or the Statement of Additional Information of the applicable Fund delivered to, and approved by, Sub-Adviser in accordance with Section 2, which may be amended from time to time. Sub-Adviser and Adviser will each make its officers and employees available to the other from time to time at reasonable times to review investment policies of the Funds and to consult with each other regarding the investment affairs of the Funds. Sub-Adviser will report to the Board of Trustees and to Adviser with respect to the implementation of such program.  Sub-Adviser, solely with respect to the assets of the Funds which are under its management pursuant to this Agreement, is responsible for compliance with the diversification provisions of Section 817(h) of the Internal Revenue Code of 1986, as amended (“IRC”), and its accompanying Regulation, Treas. Reg. Section 1.817-5, applicable to the Funds.

This Amendment may be executed in one or more counterparts, which together shall constitute one document.

In Witness Whereof, the Adviser and the Sub-Adviser have caused this Amendment to be executed as of this 30th day of January 2014, effective December 17, 2013.

Jackson National Asset Management, LLC	Mellon Capital Management Corporation

By: /s/Mark D. Nerud	By: /s/Janet Lee
Name: Mark D. Nerud	Name: Janet Lee
Title: President and CEO	Title: Director